Covidien Acquisition
Information Session
August 11, 2014
Omar Ishrak Gary Ellis
Chairman and CEO EVP and Chief Financial Officer
Medtronic, Inc. Medtronic, Inc.
Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: August 11, 2014

Medtronic to Acquire Covidien Creates the premier global medical technology and services company with unmatched breadth and patient reach

Fulfilling Unmet Medical Needs

The Medtronic Mission: A Shared Sense
of Purpose
To contribute to human welfare…alleviate pain,
restore health, and extend life…
To direct our growth in the areas of maximum
strength and ability…to continuously build on these
areas through education and knowledge…
To strive without reserve for the greatest reliability
and quality… to be recognized as a company of
dedication, honesty, integrity, and service…
To make a fair profit…
To recognize the personal worth of employees…
To maintain good citizenship as a company.
“
”

Changing Global Healthcare Environment Increasing Burden of Chronic Disease Aging of the Population Broader Base of Stakeholders Rising Cost Pressures Priority of Healthcare in Emerging Markets

Improve Clinical Outcomes Expand Access Optimize Cost and Efficiency Universal Healthcare Needs

Therapy Innovation:
Delivering strong
launch cadence of meaningful therapies
and procedures
Globalization:
Addressing the inequities
in healthcare access globally
Economic Value:
Becoming a leader
in value-based healthcare by incorporating
EV into our DNA
&
Uniquely positioned to expand our industry-
leading franchises through our three
differentiated strategies:
A Strong Strategic Fit

Three Key Benefits for Medtronic and Covidien
Therapy Innovation
Therapy
Innovation
1. Strengthen and enhance Peripheral Vascular
and Neuroscience portfolios
2. Leverage adjacencies in Medtronic Surgical
Technologies and Covidien Surgical Solutions
3.   Accelerate adoption of early stage Covidien
therapies

Combined Company Immediately Accelerates
Ability to Expand Global Access
countries
150
+
locations
300
+
combined
EM revenue
$3.7B
Broader presence facilitates more rapid expansion
Covidien products such as surgical tools and capital
equipment are adopted earlier in hospitals, becoming
a base for Medtronic chronic disease therapies
Combined R&D and manufacturing breadth globally
enables broader government partnerships

Cath Lab Managed Services
(Europe)
Cardiac & Vascular
Line Administrator (U.S.)
General Surgery
Line Administrator (U.S.)
General Surgery Managed
Services (Europe)
Opportunities to Become Robust Unmatched
Integrated Health Solutions Partner
Economic Value
Value primarily realized in
post-acute settings
Cardiocom
Value primarily realized in
hospital efficiencies
Covidien Sensors

Combination Results in Strategic Diversification Surgical Solutions Respiratory & Patient Care

Diagnostics and Solutions
Peripheral vascular disease
• Arterial
• Venous insufficiency
• Deep vein thrombosis
• End stage renal disease
Aortic aneurysms
Further Expanding Our Comprehensive Portfolio
Diabetes
Neurological
Spinal and orthopedic
Ear, nose and throat
Structural heart
Endovascular
Coronary
Cardiac rhythm
Severe spasticity
Parkinson’s disease
Essential tremor
Dystonia*
Hydrocephalus
Obsessive-compulsive
disorder*
Brain tumors and lesions
Chronic pain
Subdural hematomas
Cranial trauma
Cervical degenerative disc disease
Scoliosis
Degenerative disc disease
Spinal fracture
Lumbar spinal stenosis
Tibial fractures
Orthopedic trauma
Sinus diseases
Thyroid conditions
Otologic disorders
Sleep-disordered breathing
Pediatric conditions
Ménière’s disease
Heart valve disease
Congenital heart disease
Overactive bladder and urinary retention
Nausea and vomiting associated with gastroparesis*
Fecal incontinence
Atrial fibrillation
Slow heart rates
(bradycardia)
Fast heart rates
(tachycardia)
Heart failure
Asymptomatic
heart rates
Cardio-Pulmonary
Urological, urogynecological and gastroenterological
Acute ischemic stroke
Brain aneurysm
Vascular embolization
Thyroidectomy
Airway access
Interventional GI
Cholecystectomy
Appendectomy
Barrett’s esophagus
Capsule endoscopy
Bariatric bypass and sleeves
Colon resection
Hemorrhoidectomy
Nutrition delivery
Hysterectomy
Fibroids
Salpingo-oophorectomy (sterilization)
CO2 and Respiration
Consciousness
Oximetry (pulse and bi-spectral)
Skin integrity
Patient & caregiver safety
* Humanitarian device in the United States – the effectiveness for this use has not been demonstrated
Coronary artery disease
Interventional lung
Lobectomy/resection
Mechanical ventilation

Shareholder Benefits

•
Acquisition of Covidien for $42.9 billion in cash ($16.1 billion) and
Medtronic stock ($26.8 billion based on Medtronic’s closing stock price on June 13, 2014, the last trading day prior to the announcement of the acquisition)
– Covidien shareholders to own ~30% of the combined company at closing
– Cash consideration to be funded by ~$3 billion in new debt and ~$13 billion in cash and investments
– Medtronic to assume ~$5 billion of Covidien debt
•
Represents per share consideration for Covidien shareholders of:
– $35.19 in cash and 0.956 shares of new Medtronic shares
•
Offer represents a 29% premium to  Covidien’s last closing share price on June 13, 2014
Covidien Transaction Summary
Transaction
Transaction
Terms
Terms
Transaction
Transaction
Structure
Structure
•
Formation of newly domiciled Irish entity; current headquarter operations remain intact in Minnesota
•
Transaction taxable, for U.S. federal income tax purposes, to Medtronic and Covidien shareholders
Timing
Timing
•
Closing expected in fourth calendar quarter of 2014  or early 2015
•
Subject to regulatory approvals
•
Subject to Medtronic and Covidien shareholder approvals

Key Facts: Taxable Transaction
•
Upon the Closing Date, each outstanding Medtronic, Inc. common share will be cancelled and automatically converted into one Medtronic plc ordinary share
•
For U.S. shareholders that hold Medtronic, Inc. shares on the Closing Date, this will be considered a taxable transaction and they will generally recognize a taxable capital gain or loss
•
All Medtronic shareholders, including Medtronic directors and officers who own shares, are subject to tax on the exchange of their Medtronic, Inc.
shares for Medtronic plc ordinary shares. Medtronic is not providing any payments to directors or officers to cover this tax
•
This type of structure was the only available structure that provides
Medtronic access to cash at Covidien without incurring an additional tax to invest that cash in the U.S.
•
We encourage shareholders to contact their tax and financial advisors for personal advice

Special Excise Tax is an Additional Tax
All Medtronic
shareholders, including
Medtronic directors and
officers who own shares,
are subject to tax on the
exchange of their
Medtronic, Inc. shares
for Medtronic plc
ordinary shares.
Medtronic is not
providing any payments
to directors or officers to
cover  this tax.
Special Excise Tax
This excise tax is in addition to the tax on the
exchange  of shares and is not applicable to any
other employees or retirees of the company. It is a
tax applicable only to Section 16b officers of
Medtronic as well as members of the Board of
Directors.
Because this excise tax is separate and incremental
to the tax on the exchange of shares that applies
for all shareholders, including  directors and officers
of the company, Medtronic will assist directors and
officers using a tax "gross-up."
This will result in those shareholders being in the
same tax position as all other shareholders.
Shareholder Tax on
the Transaction

Key Facts: Federal, State and Local Tax Position
• The current U.S. tax code limits our ability to invest foreign earnings back into clinical research, product development and high-paying U.S.
jobs
• The proposed Covidien acquisition adheres to U.S. and International tax laws
• Medtronic will continue to pay taxes in all jurisdictions where revenues are realized
• Medtronic will also continue to be subject to all U.S. tax laws:
•
Federal:
35% tax rate
•
State:
up to 12% depending on each state’s corporate tax rate
•
Local:
up to 9.25% depending on the facility and employee location

Medtronic commits additional $10B of incremental
technology investments in U.S. over next 10 years
Acquisition and Venture
Investments: $8.3B+
invested in 80+ U.S.-
based companies*
$8.3B+
Clinical research:
$450M invested annually
in clinical trials and
studies
(~76% in the U.S.)
$450M
R&D:  $11B+
invested in the
U.S.*
$11B+
*Over last 10 years
Continued Focus on Innovation Leadership

Combined Impact

Transforming Healthcare Around the World to Improve More Lives Every 3 seconds Together: $27 Billion Healthcare Leader 87,000+ Employees Life-Changing Impact for Millions of Patients

Q&A

Disclaimers
NO OFFER OR SOLICITATION
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy
Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING
THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN
OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS.
Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling  763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien
Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Disclaimers (cont’d)
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A,
dated July 11, 2014, which are filed with the SEC.  Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on
Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Disclaimers (cont’d)
Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to New Medtronic’s, Medtronic's and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,”
“believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,”
“project,” or other similar words, phrases or expressions.  It is important to note that these goals and expectations are not predictions of actual performance.
Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business,
Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and
Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of
Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches;
the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance;
successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic's and Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's, Medtronic’s and/or
Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the SEC, including but not limited to Medtronic's Annual Report on Form 10-K for the fiscal year ended April
25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended
September 27, 2013, and from time to time in Medtronic's and Covidien’s other investor communications.  Except as expressly required by law, each of New
Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.
Statement Required by the Irish Takeover Rules
The directors of Medtronic accept responsibility for the information contained in this document.  To the best of the knowledge and belief of the directors of
Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.